UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 18, 2018

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 18, 2018, Yandex N.V. announced that its principal Russian operating subsidiary, Yandex LLC (“Yandex”), has entered into a transaction for the purchase of a property site at 15 Kosygina Street, Moscow, Russia (the “Kosygina Site”).  Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of the Company, dated December 18, 2018, announcing the planned new headquarters campus.

The Kosygina Site is currently principally occupied by the Korston Hotel and is located near the Palace of Pioneers and Moscow State University.  The Kosygina Site consists of an aggregate of approximately 4 hectares of land space.

In connection with the planned acquisition of the Kosygina Site, Yandex, directly and indirectly, has entered into a series of agreements with Orlenok Hotel Complex OJSC, the owner of the principal facility on the Kosygina Site, as well as a number of additional owners of smaller adjacent facilities and lease rights to the land.  Yandex intends to acquire the rights to the land, buildings and fixtures, including the underlying long-term land leases from the Moscow City government related to the land plot. More than 90% of the land plot is currently leased by Orlenok Hotel Complex OJSC and is subject to a mortgage in connection with a credit facility agreement with VTB Bank (PJSC), which will be repaid and released in connection with the acquisition.

The total aggregate acquisition cost of the Kosygina Site will be approximately US$145 million (exclusive of 18% VAT). The transaction agreements contain representations, warranties and undertakings customary for a transaction of this nature, including a condition that all purchases and sales of individual facilities be completed simultaneously, as well as a condition that appropriate additional governmental approvals and permits be obtained.  Pursuant to local governmental process, Yandex is not permitted to make any public disclosure of its specific development plans, including timing and costs, until that approval process has been completed.  Following approval, Yandex will update the market on the full development plans, including anticipated timing and costs. Yandex anticipates that the new headquarters complex will allow for growth in the medium-term.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: December 18, 2018By: /s/Greg Abovsky

Greg Abovsky

Chief Operating Officer and Chief Financial Officer

INDEX TO EXHIBITS

Number	Description
99.1	Press release of the Company, dated December 18, 2018, announcing Yandex’s planned new headquarters campus.